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SEC FILE NUMBER
8-36305

MAY 21 2013

Washington DC
401

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF 03/31/13
MM/DD/YY

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

LEMLEY, YARLING & CO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

42 South Washington St., Suite #3
(No. and Street)

Hinsdale	**Illinois**	**60521**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph J. Lemley, President	**(630) 323-8422**
	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



LEMLEY, YARLING & CO.

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

March 31, 2013

AVAILABLE FOR PUBLIC INSPECTION


R&J

RYAN & JURASKA

CERTIFIED PUBLIC ACCOUNTANTS

LEMLEY, YARLING & CO.

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

March 31, 2013

AVAILABLE FOR PUBLIC INSPECTION

OATH OR AFFIRMATION

I, **Ralph J. Lemley**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Lemley, Yarling & Co.** as of **March 31, 2013** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President
Title

Subscribed and sworn to before me this

15th day of May, 2013

"OFFICIAL SEAL"
Philip C Ryan
Notary Public, State of Illinois
My Commission Expires 8/20/2016

Notary Public

This report** contains (check all applicable boxes)

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.
- [x] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Lemley, Yarling & Co.

Report on the Statement of Financial Condition
We have audited the accompanying statement of financial condition of Lemley, Yarling & Co. (the "Company") as of March 31, 2013, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition
Management is responsible for the preparation and fair presentation of this statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Lemley, Yarling & Co. as of March 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Report on Other Regulatory Requirements
Our audit was conducted for the purpose of forming an opinion on the financial statement as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. The information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedules is fairly stated in all material respects in relation to the financial statement as a whole.

Ryan & Juraska

Chicago, Illinois
May 15, 2013

LEMLEY, YARLING & CO.

Statement of Financial Condition

March 31, 2013

Assets

Cash	$	54,984
Receivable from broker-dealer		47,157
	$	102,141

Liabilities and Shareholder's Equity

Liabilities		
Clearing costs payable	$	32,222
Salaries payable		13,442
Income taxes payable		157
		45,821
Shareholder's Equity		
Common stock, no par value; 50,000 shares authorized, 1,000 issued and outstanding		25,000
Retained earnings		31,320
		56,320
	$	102,141

See accompanying notes.

1. Organization and Business

Lemley, Yarling & Co. (the "Company") is an Illinois corporation that is a wholly owned subsidiary of Lemley, Yarling Management Co. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company provides brokerage services to retail customers and clears all customer transactions through a broker on a fully disclosed basis.

2. Summary of Significant Accounting Policies

Income Taxes

The Company adopted a new accounting standard related to accounting for income taxes as of April 1, 2009. The new accounting standard clarifies the guidance for the recognition and measurement of income tax benefits related to uncertain tax positions. The adoption of the new guidance did not have a material impact on the financial statement. As of March 31, 2013, the Company's unrecognized tax benefits were not significant. There were no significant penalties or interest recognized during the year or accrued at year-end. The Company files income tax returns in the U.S. Federal and various state jurisdictions at the consolidated level. With few exceptions, the Company is no longer subject to U.S. Federal or state income tax examinations by tax authorities for years prior to 2009.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determined that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

3. Related Party Transactions

The Company has entered into an expense agreement with its Parent. Per the agreement, the Parent receives payments for salaries expense equal to 90% of the Company's net commission revenue less clearing fees.

4. Receivable from Broker-Dealer

The Company has entered into an agreement with RBC Correspondent Services ("RBC"), whereby the Company transacts, on a fully disclosed basis, all customer business through RBC. The Company has guaranteed payment for securities purchased and delivery of securities sold pursuant to this agreement.

4. Receivable from Broker-Dealer, Continued

At March 31, 2013, the Company had a receivable from RBC totaling $47,157, which represents the balance held in the Company's account with RBC.

5. Fair Value Disclosure

In accordance with U. S. generally accepted accounting principles ("U.S. GAAP"), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 Inputs – Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs – Valuation is based on other than quoted prices included in Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly.

Level 3 Inputs – Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

At March 31, 2013, the Company held no Level 1, Level 2 or Level 3 investments.

6. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 and 2/3 % of "aggregate indebtedness", as defined.

At March 31, 2013, the Company had net capital and net capital requirements of $56,320 and $5,000, respectively.

8. Off-Balance Sheet Risk

Customer transactions are introduced to and cleared through the Company's broker on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary.

9. Subsequent Events

The Company's management has evaluated events and transactions through May 15, 2013, the date the financial statement was issued, noting no material events requiring disclosure in the Company's financial statement.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **LEMLEY, YARLING & CO.** as of **March 31, 2013**

COMPUTATION OF NET CAPITAL

1.	Total ownership (from Statement of Financial Condition - Item 1800)					$ 56,320	[3480]
2.	Deduct: Ownership equity not allowable for net capital					-	[3490]
3.	Total ownership equity qualified for net capital					$ 56,320	[3500]
4.	Add:						
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					-	[3520]
	B. Other (deductions) or allowable subordinated liabilities					-	[3525]
5.	Total capital and allowable subordinated liabilities					$ 56,320	[3530]
6.	Deductions and/or charges:						
	A. Total non-allowable assets from Statement of Financial Condition (Receivables from brokers and dealers)				[3540]		
	1. Additional charges for customers' and non-customers' security accounts				[3550]		
	2. Additional charges for customers' and non-customers' commodity accounts				[3560]		
	B. Aged fail-to-deliver				[3570]		
	1. Number of items		[3450]				
	C. Aged short security differences- less reserved of		[3460]		[3580]		
	2. Number of items		[3470]				
	D. Secured demand note deficiency				[3590]		
	E. Commodity futures contract and spot commodities proprietary capital charges				[3600]		
	F. Other deductions and/or charges				[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7)and (c)(2)(x)				[3615]		
	H. Total deduction and/or charges					$ -	[3620]
7.	Other additions and/or allowable credits (List)					-	[3630]
8.	Net Capital before haircuts on securities positions					$ 56,320	[3640]
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):						
	A. Contractual securities commitments				[3660]		
	B. Subordinated securities borrowings				[3670]		
	C. Trading and Investment securities						
	1. Bankers' acceptance, certificates of deposit, and commercial paper				[3680]		
	2. U.S. and Canadian government obligations				[3690]		
	3. State and municipal government obligations				[3700]		
	4. Corporate obligations				[3710]		
	5. Stocks and warrants				[3720]		
	6. Options				[3730]		
	7. Arbitrage				[3732]		
	8. Other securities				[3734]		
	D. Undue concentration				[3650]		
	E. Other (List)				[3736]	$ -	[3740]
10.	Net Capital					$ 56,320	[3750]

OMIT PENNIES

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **LEMLEY, YARLING & CO.** as of **March 31, 2013**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	3,055	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)	$	5,000	[3760]
14.	Excess net capital (line 10 less 13)	$	51,320	[3770]
15.	Net capital less greater of 10% of line 19 or 120% of line 12	$	50,320	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$	45,821	[3790]
17.	Add:					
	A. Drafts for immediate credit		[3800]			
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]			
	C. Other unrecorded amounts (List)		[3820]			[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii)					[3838]
19.	Total aggregate indebtedness			$	45,821	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				81.36%	[3850]
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)					[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits		[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		[3880]
24.	Net capital requirement (greater of line 22 or 23)		[3760]
25.	Excess net capital (line 10 less 24)		[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)		[3851]
27.	Percentage of Net Capital, _after_ anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ by line 17 page 8)		[3854]
28.	Net capital in excess of: 5% of combined aggregate debit items or $300,000		[3920]

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital		[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

LEMLEY, YARLING & CO.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

March 31, 2013

The Company did not handle any customer cash or securities for the year ended March 31, 2013, and does not have any customer accounts.

LEMLEY, YARLING & CO.

Computation for Determination of PAIB Reserve Requirements Pursuant to Rule 15c3-3

March 31, 2013

The Company did not handle any proprietary accounts of introducing brokers for the year ended March 31, 2013, and does not have any PAIB accounts.

LEMLEY, YARLING & CO.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

March 31, 2013

The Company did not handle any customer cash or securities for the year ended March 31, 2013, and does not have any customer accounts.



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Shareholder of
Lemley, Yarling & Co.

In planning and performing our audit of the statement of financial condition of Lemley, Yarling & Co. (the "Company"), as of March 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of Company's financial statement will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry and Regulatory Agency and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
May 15, 2013